Exhibit 99.1

December 15, 2022

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission

Re:	Premium Nickel Resources Ltd. (the "Corporation") – Change of Auditor

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations, please find enclosed herewith the Reporting Package comprised of the following documents:

1.	Notice of Change of Auditor dated December 5, 2022 from the Corporation, a copy of which is annexed as Schedule "A" hereto (the "Notice");

2.	Letter from the successor auditor, MNP LLP, dated December 5, 2022, a copy of which is annexed as Schedule "B" hereto (the "Successor Auditor Letter");

3.	Letter from the predecessor auditor, Dale Matheson Carr-Hilton LaBonte LLP, dated December 14, 2022, a copy of which is annexed as Schedule "C" hereto (the "Predecessor Auditor Letter"); and

4.	Confirmation from the Audit Committee of the board of directors of the Corporation, that the Audit Committee has reviewed the Notice, the Successor Auditor Letter and the Predecessor Auditor Letter, a copy of which is annexed as Schedule "D" hereto.

Yours truly,

/s/ Sarah Zhu

Sarah Zhu Chief Financial Officer

SCHEDULE "A"

NOTICE OF CHANGE OF AUDITOR

See attached.

PREMIUM NICKEL RESOURCES LTD.

NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102)

TO:	Dale Matheson Carr-Hilton Labonte LLP

AND TO:	MNP LLP

AND TO:	The securities regulatory authorities in the provinces of Alberta, British Columbia, Manitoba and Ontario

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102")

Notice is hereby given of a change of the auditor of Premium Nickel Resources Ltd. (the "Corporation") pursuant to section 4.11 of NI 51-102.

(a)	Dale Matheson Carr-Hilton Labonte LLP, the former auditor of the Corporation, has notified the Corporation of its resignation effective August 31, 2022, which resignation was triggered by the requirements of the Canadian Public Accountability Board.

(b)	MNP LLP has been appointed as successor auditor of the Corporation, effective December 5, 2022, to hold office until the next annual meeting of shareholders of the Corporation.

(c)	The resignation of Dale Matheson Carr-Hilton Labonte LLP and the determination to appoint MNP LLP as auditor of the Corporation was considered and approved by both the audit committee and board of directors of the Corporation.

(d)	Dale Matheson Carr-Hilton Labonte LLP did not express a modified opinion in any of its reports for the audits of the two most recently completed fiscal years of the Corporation.

(e)	No "reportable events" (as defined in section 4.11(1) of NI 51-102) have occurred.

DATED this 5th day of December, 2022.

PREMIUM NICKEL RESOURCES LTD.

By:	/s/ Sarah Zhu
Name: Sarah Zhu Title: Chief Financial Officer

SCHEDULE "B"

SUCCESSOR AUDITOR LETTER

See attached.

B-1

December 5, 2022

Ontario Securities Commission

The Manitoba Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

Dear Sirs/Mesdames:

Re: Premium Nickel Resources Ltd. — Change of Auditor

Pursuant to National Instrument 51-102 — Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of Premium Nickel Resources Ltd. dated December 5, 2022 (the “Notice”) and, based on our knowledge of such information at this time we agree with the statements made in the Notice pertaining to our firm. We advise that we have no basis to agree or disagree with the comments in the Notice relating to Dale Matheson Carr-Hilton Labonte LLP:

Yours very truly,

/s/ MNP LLP

Chartered Professional Accountants
Ottawa, Ontario

B-2

SCHEDULE "C"

PREDECESSOR AUDITOR LETTER

See attached.

C-1

December 14, 2022

British Columbia Securities Commission P.O. Box 10142, Pacific Centre 9TH Floor - 701 West Georgia Street Vancouver, B.C. V7Y1L2	Alberta Securities Commission Suite 600, 250 -5th Street S.W. Calgary, Alberta T2PoR4
The Manitoba Securities Commission Suite 500 — 400 St. Mary Avenue Winnipeg, MB R3C4K5	Ontario Securities Commission 20 Queen Street West, 22nd Floor Toronto, ON M5H3S8

Dear Sirs:

Re:	Premium Nickel Resources Ltd. (the “Company”) Notice Pursuant to National Instrument 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our resignation as auditor of the Company, we have reviewed the information contained in the Company’s Notice of Change of Auditor, dated December 5, 2022 and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

C-2

SCHEDULE "D"

AUDIT COMMITTEE CONFIRMATION

See attached.

D-1

December 15, 2022

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission

Re:	Premium Nickel Resources Ltd. (the "Corporation") – Change of Auditor

I, John Hick, Chair of the audit committee of the board of directors of the Corporation (the "Audit Committee"), hereby confirm, in accordance with National Instrument 51-102 – Continuous Disclosure Obligations, that on December 15, 2022 the Audit Committee reviewed the Notice of Change of Auditor dated December 5, 2022, the reply letter from MNP LLP dated December 5, 2022, and the reply letter from Dale Matheson Carr-Hilton LaBonte LLP dated December 14, 2022.

Yours truly,

/s/ John Hick

John Hick Chair, Audit Committee

D-2